SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )1

                               CIRUS TELECOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  172 76K 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mr. Kashif Syed
                        Universal Network Solutions, Inc.
                                7652 263rd Street
                            Glen Oaks, New York 11004
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 9, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-----------------------------                             ----------------------
CUSIP No. 17276K 10 6                     13D               Page 2 of  5 Pages

-----------------------------                             ----------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS                          Universal Network
          Solutions, Inc..
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*           OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware

--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER
   NUMBER OF SHARES                2,300,000 shares of common stock.
                        --------------------------------------------------------
     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        --------------------------------------------------------
         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                    2,300,000 shares of common stock.
                        --------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,300,000 shares of common stock.
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   |_|
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                15.2%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                 CO
--------------------------------------------------------------------------------

-----------------------------                             ----------------------
CUSIP No. 17276K 10 6                     13D               Page 3 of  5 Pages

-----------------------------                             ----------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS                               Kashif Syed
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS             Not applicable

--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*           OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Pakistan

--------------------------------------------------------------------------------

                          7   SOLE VOTING POWER
   NUMBER OF SHARES                2,300,000 shares of common stock.
                        --------------------------------------------------------
     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY                        0
                        --------------------------------------------------------
         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING                    2,300,000 shares of common stock.
                        --------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                2,300,000 shares of common stock.
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      15.2%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                      IN
--------------------------------------------------------------------------------

                                                            Page 4 of 5 Pages

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $.0001 per share, of Cirus Telecom, Inc., a Delaware corporation (formerly Capital One Ventures Corp.) (the "Company"). The Company has its principal executive office at 43-06 Main Street, Flushing, New York 11355.

Item 2. Identity and Background.

         This statement is being filed by (i) Universal Network Solutions, Inc., a corporation formed under the laws of the state of Delaware ("Universal"), with its principal offices located at 7652 263rd Street, Glen Oaks, New York 11004, and (ii) Kashi Syed, an individual having an address at 7652 263rd Street, Glen Oaks, New York 11004. Mr. Syed is the sole stockholder of Universal.

         On February 6, 2001, the Company entered into an Agreement and Plan of Merger with Capital One Acquisition Corp., a Delaware corporation wholly-owned by the Company ("Subsidiary"), DMS Acquisitions Corp., a Delaware corporation ("DMS"), and the stockholders of DMS, Universal, 9278 Communications, Inc., a Delaware corporation ("9278"), Hansa, and Amar Bahadoorsingh (Universal, 9278, Hansa and Mr. A. Bahadoorsingh are collectively referred to as the "DMS Stockholders"). Pursuant to the terms of the Agreement and Plan of Merger which closed on February 8, 2001, Subsidiary acquired all of the issued and outstanding shares of capital stock of DMS from the DMS Stockholders in exchange for an aggregate of 10,000,000 newly issued shares of the Company's common stock (the "Acquisition"). Concurrently with the Acquisition, DMS was merged with and into Subsidiary, which then changed its name to DMS Acquisitions Corp. The Company subsequently changed its name from Capital One Ventures Corp. to Cirus Telecom, Inc. As a condition to the Acquisition, the Company's sole director prior to the transaction was required to appoint Amar Bahadoorsingh and Kashif Syed as officers and members of the Company's Board of Directors. The former member of the Company's Board of Directors resigned as a director immediately after the appointment of Messrs. A. Bahadoorsingh and Syed.

         During the past five years, neither Universal nor Mr. Syed, President of Universal, have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         The sole source of consideration for the issuance of 2,300,000 shares of the Company's common stock to Universal was the tender of 23% of the outstanding shares of DMS in connection with the Acquisition.

Item 4. Purpose of Transaction.

         See Item 2 above.

Item 5.  Interest in Securities of the Issuer.

         Under the rules and regulations of the Securities and Exchange Commission, Universal and Mr. Syed each beneficially owned 2,300,000 shares of common stock, representing 15.2% of the outstanding shares of common stock of the Company as of February 26, 2001. The percentage of outstanding shares of common stock is computed based on 15,175,456 shares of common stock outstanding as of February 26, 2001. Except for the transactions described herein, neither Universal nor Mr. Syed has any plans,

                                                             Page 5 of  5 Pages



arrangements or agreements for the acquisition or issuance of additional shares of the Company's common stock or other securities convertible into equity securities of the Company.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         1. Agreement and Plan of Merger by and among Capital One Ventures Corp., a Delaware corporation, Capital One Acquisition Corp., a Delaware corporation, DMS Acquisitions Corp., a Delaware corporation, Universal Network Solutions, Inc., a Delaware corporation, 9278 Communications, Inc., a Delaware corporation, Hansa Capital Corp., a corporation formed under the laws of the Province of British Columbia, and Amar Bahadoorsingh


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

March 2, 2001                              UNIVERSAL NETWORK SOLUTIONS, INC.


                                           By:/s/ KASHIF SYED
                                              --------------------------------
                                                Kashif Syed,
                                                 President


                                           /s/ KASHIF SYED
                                           ------------------------------------
                                           Kashif Syed